SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U5S

ANNUAL REPORT

For the year ended December 31, 2004

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Great Plains Energy Incorporated
(Name of registered holding company)

1201 Walnut
Kansas City, Missouri 64106
(Address of principle executive offices)

Name, Title and Address of Officer to Whom Notices
and Correspondence Concerning This Statement
Should be Addressed:

Lori A. Wright
Controller
Great Plains Energy Incorporated
1201 Walnut
Kansas City, Missouri 64106

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value (000's)	Owner's Book Value (000's)	Business Type

Great Plains Energy Incorporated					Holding company
Investment in unsecured debt (Note 9)	n/a	n/a	$19,660	$19,660

Innovative Energy Consultants Inc. (Note 1)	1	100%	$99,514	$99,514	Intermediate holding company; Rule 58 energy-related

Great Plains Energy Services Incorporated (Note 10)	1	100%	$(2,078)	$(2,078)	Services company

Great Plains Power Incorporated (Note 1)	1	100%	$(2,850)	$(2,850)	Power generation development

Kansas City Power & Light Company	1	100%	$1,099,600	$1,099,600	Electric public utility
Investment in unsecured debt (Note 9)	n/a	n/a	$32,670	$32,670

Kansas City Power & Light Receivables Company	1,000	100%	$3,494	$3,494	Financing subsidiary

KCPL Financing I* (Trust)*	(Note 3)	(Note 3)	$-	$-	Inactive

KCPL Financing II* (Trust)*	(Note 3)	(Note 3)	$-	$-	Inactive

KCPL Financing III* (Trust)*	(Note 3)	(Note 3)	$-	$-	Inactive

Wolf Creek Nuclear Operating Corporation (Note 2)	47	47%	$0.1	$0.047	Nuclear operation & management; Rule 58 energy-related

Home Service Solutions Inc.	46,902,140	100%	$(696)	$(696)	Intermediate holding company; Rule 58 energy-related
Investment in unsecured debt (Note 9)	n/a	n/a	$3,223	$3,223

Worry Free Service, Inc.	9,500,000	100%	$(66)	$(66)	Rule 58 energy-related

KLT Inc.	150,000	100%	$154,154	$154,154	Intermediate holding company
Investment in unsecured debt (Note 9)	n/a	n/a	$128,204	$128,204

KLT Investments Inc. (Note 1)	23,468	100%	$101,418	$101,418	Intermediate holding company
Investment in unsecured debt (Note 9)	n/a	n/a	$38,849	$38,849

KLT Investments II Inc. (Note 1)	9,885	100%	$11,107	$11,107	Intermediate holding company
Investment in unsecured debt (Note 9)	n/a	n/a	$9,329	$9,329

KLT Energy Services Inc. (Note 1)	37,645	100%	$113,804	$113,804	Intermediate holding company; Rule 58 energy-related
Investment in unsecured debt (Note 9)	n/a	n/a	$11,769	$11,769

Custom Energy Holdings, L.L.C. (Note 4)	(Note 4)	(Note 4)	(Note 4)	(Note 4)	Intermediate holding company; Rule 58 energy-related

Strategic Energy, L.L.C. (Note 4)	(Note 4)	(Note 4)	$97,771	$97,771	Rule 58 energy-related

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value (000's)	Owner's Book Value (000's)	Business Type

KLT Gas Inc. (Note 1)	61,038	100%	$32,393	$32,393	Intermediate holding company; Gas exploration, development and production
Investment in unsecured debt (Note 9)	n/a	n/a	$48,625	$48,625

Apache Canyon Gas, L.L.C (Note 5)	uncertificated	100%	$(12,336)	$(12,336)	Gas exploration, development and production

FAR Gas Acquisitions Corporation	755	100%	$16,621	$16,621	Intermediate holding company
Investment in unsecured debt (Note 9)	n/a	n/a	$15,451	$15,451

Forest City, LLC (Note 5)	uncertificated	100%	$(3,573)	$(3,573)	Gas exploration, development and production

Forest City Gathering, LLC (Note 6)	uncertificated	88%	$-	$-	Inactive

KLT Gas Operating Company (Note 1)	1	100%	$1,670	$1,670	Natural gas gathering system
Investment in unsecured debt (Note 9)	n/a	n/a	$1,690	$1,690

Patrick KLT Gas, LLC * (Note 7)	uncertificated	50%	$-	$-	Inactive

KLT Telecom Inc. * (Note 1)	62,415	100%	$(135,136)	$(135,136)	Inactive

Advanced Measurement Solutions, Inc. *	200	100%	$-	$-	Inactive

Copier Solutions, LLC * (Note 8)	uncertificated	100%	$-	$-	Inactive

Municipal Solutions, L.L.C. * (Note 8)	uncertificated	100%	$-	$-	Inactive

Telemetry Solutions, L.L.C. * (Note 8)	uncertificated	100%	$-	$-	Inactive

Inactive companies at December 31, 2004 are denoted by an asterisk " * ".

Note 1: Statutory close corporation with no board of directors.

Note 2: Wolf Creek Nuclear Operating Corporation had three classes of shares (A, B and C) outstanding at December 31, 2004, of which, Kansas City Power & Light Company is a class B shareholder. Each shareholder class selects its Director. The A, B and C Directors jointly select the fourth Director by unanimous vote. The class B Director has 47 votes of 101 total director votes.

Note 3: In 1996, Kansas City Power & Light Company ("KCP&L") established KCPL Financing I, a trust that sold $150 million of trust originated preferred securities that represented preferred beneficial interests and 97% beneficial ownership in the assets held by the trust. In exchange, funds realized from the sale of the trust originated preferred securities and $4.6 million of common securities that represented the remaining 3% beneficial ownership in the assets held by the trust, KCP&L issued to the trust $154.6 million of its 8.3% junior subordinated deferrable interest debentures, due 2037. In July 2004, all of these securities were redeemed. The trust's certificate of trust was cancelled March 3, 2005.

KCP&L also established in 1996 KCPL Financing II and KCPL Financing III for the purpose of issuing trust originated trust preferred securities at future times. These two trusts have not issued securities and are inactive.

Note 4: Custom Energy Holdings, L.L.C. ("CE") has one subsidiary; Strategic Energy, L.L.C. ("SEL"). The voting and economic interests in those two entities are represented by four series of interests issued by CE. KLT Energy Services Inc. ("KLTES") and Innovative Energy Consultants, Inc. ("IEC") hold approximately 61% and 39%, respectively, of the voting and economic interests attributable to CE alone, and each is entitled to appoint one of three CE management committee representatives. CE voting and economic interests have no book value. Each CE management committee representative has one vote. KLTES and IEC hold approximately 82.75% and 17.25%, respectively, of the economic and voting interests in SEL, and are entitled to appoint three out of four SEL management committee representatives. The representatives of KLTES and IEC to the SEL management committee have just under 100% of the management committee vote. The book value of Strategic Energy, L.L.C. (issuer) is $97.8 million, with a division of owner's book value between KLTES and IEC of $80.9 million and $16.9 million, respectively.

Note 5: Member-managed company, with percentage of interest owned shown.

Note 6: Percentage of membership interest owned is shown. The company is a manager-managed company; manager cannot be replaced except under certain circumstances. KLT Gas Inc. is the current manager. The company's certificate of formation was cancelled on January 21, 2005.

Note 7: Percentage of membership interest owned is shown. KLT Gas Inc. representatives to the management committee hold 50% of the management committee vote.

Note 8: Percentage of membership interest owned is shown.

Note 9: Investment in unsecured debt.

Note 10: Great Plains Energy Services Incorporated, incorporated April 1, 2003, as a Missouri statutory close corporation, is a subsidiary service company under Section 13 of the Public Utility Holding Company Act of 1935, as amended providing services to Great Plains Energy and certain of its subsidiaries.

Name of Issuer	Interest Rate at 12/31/04	Maturity Date	Principal Amount Owed (000's)	Issuer Book Value (000's)	Owner Book Value (000's)

Great Plains Energy Incorporated (owner)
Great Plains Power Incorporated	variable	Demand open account	$2,426	$2,563	$2,563
KLT Inc.	variable	Promissory note - December 15, 2009	3,568	3,714	3,714
Home Service Solutions Inc.	variable	Demand Promissory note	24	48	48
Innovative Energy Consultants Inc.	variable	Demand open account	6,405	6,606	6,606
Great Plains Energy Services Incorporated	variable	December 15, 2009	6,704	6,729	6,729

			$19,127	$19,660	$19,660

Name of Issuer	Interest Rate at 12/31/04	Maturity Date	Principal Amount Owed (000's)	Issuer Book Value (000's)	Owner Book Value (000's)

Kansas City Power & Light Company (owner)
Great Plains Power Incorporated	variable	Demand open account	$1,874	$1,874	$1,874
Home Service Solutions Inc.	variable	Demand open account	(Note 1)	58	58
Kansas City Power & Light Receivables Company	variable	Promissory Note -January 20, 2005	$22,503	28,812	28,812
Worry Free Service, Inc.	variable	Demand open account	(Note 1)	1,926	1,926

				$32,670	$32,670

Home Service Solutions Inc. (owner)
Worry Free Service, Inc.	8.25%	Demand open account	(Note 1)	$3,223	$3,223

				$3,223	$3,223

KLT Inc. (owner)
Home Service Solutions Inc.	8.25%	Demand open account	(Note 1)	$5,556	$5,556
KLT Telecom Inc.	8.25%	Demand open account	(Note 1)	122,648	122,648

				$128,204	$128,204

KLT Investments (owner)
KLT Inc.	8.25%	Demand open account	(Note 1)	$38,849	$38,849

				$38,849	$38,849

KLT Investments II Inc. (owner)
KLT Inc.	8.25%	Demand open account	(Note 1)	$9,329	$9,329

				$9,329	$9,329

KLT Energy Services Inc. (owner)
KLT Inc.	8.25%	Demand open account	(Note 1)	$11,577	$11,577
Custom Energy Holdings, L.L.C.	- %	Convenience Payment		192	192

				$11,769	$11,769

KLT Gas Inc. (owner)
Apache Canyon Gas, L.L.C.	8.25%	Demand open account	(Note 1)	$12,346	$12,346
KLT Inc.	8.25%	Demand open account	(Note 1)	32,603	32,603
Forest City, LLC	8.25%	Demand open account	(Note 1)	3,676	3,676

				$48,625	$48,625

KLT Gas Operating Company (owner)
KLT Gas Inc.	8.25%	Demand open account	(Note 1)	$1,690	$1,690

				$1,690	$1,690

Far Gas Acquisitions Corporation (owner)
KLT Gas Inc.	8.25%	Demand open account	(Note 1)	$15,451	$15,451

				$15,451	$15,451

Note 1:  Principal amount not readily available. Interest and principal are accumulated together in issuer and owner book value.

Non-corporate subsidiaries at December 31, 2004:

Name of subsidiary	Form of organization	Equity investment

Custom Energy Holdings, L.L.C.	Limited Liability Company	Reported above
Strategic Energy, L.L.C.	Limited Liability Company	Reported above
Apache Canyon Gas, L.L.C.	Limited Liability Company	Reported above
Forest City, LLC	Limited Liability Company	Reported above
Forest City Gathering, LLC	Limited Liability Company	Reported above
Patrick KLT Gas, LLC	Limited Liability Company	Reported above
Copier Solutions, LLC	Limited Liability Company	Reported above
Municipal Solutions, L.L.C.	Limited Liability Company	Reported above
Telemetry Solutions, L.L.C.	Limited Liability Company	Reported above
KCPL Financing I (Trust)	Delaware Business Trust	Reported above
KCPL Financing II (Trust)	Delaware Business Trust	Reported above
KCPL Financing III (Trust)	Delaware Business Trust	Reported above

Subsidiaries added during 2004:

None

Changes in the status of existing subsidiaries during 2004:

KCPL Financing I became inactive after the July 2004 redemption of its securities.

The status of KLT Telecom was changed to inactive.

Subsidiaries of more than one System company at December 31, 2004:
Custom Energy Holdings, L.L.C. is a subsidiary of KLT Energy Services Inc. and Innovative Energy Consultants, Inc. Strategic Energy, L.L.C. is a subsidiary of KLT Energy Services Inc. and an affiliate of Innovative Energy Consultants, Inc.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

During 2004, there were no acquisitions of utility assets by System companies involving consideration of more than $1 million, nor were any transactions concerning acquisitions or sales of utility assets reported in a certificate filed pursuant to Rule 24.

Kansas City Power & Light Company entered into a certain Amended and Restated Lease dated as of October 12, 2001 with Wells Fargo Bank Northwest, N.A., relating to five combustion turbines, as authorized by the commission (HCAR 27436). Interest only lease payments commenced June 2004. Total lease payments in 2004 were $2,205,520. The lease expiration date is October 2006.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None, except as reported in certificates filed pursuant to Rules 24 and 52 for the year 2004. The following is a list of Forms U-6B-2 filed by System companies during 2004:
Certificate is filed by:	Date Filed:

Great Plains Energy Services Incorporated	March 29, May 27, August 27, November 23
Innovative Energy Consultants, Inc.	March 29, May 27, August 27, November 23
KLT Inc.	March 29, May 27, August 27, November 23
Great Plains Power Incorporated	March 29, May 27, August 27, November 23
Strategic Energy, L.L.C.	May 7, July 9
Custom Energy Holdings, L.L.C.	May 27, August 28
KLT Telecom Inc.	March 29, May 27, August 27, November 23
KLT Gas Inc.	March 29, May 27, August 27, November 23
KLT Gas Operating Company	March 29, May 27, August 27, November 23
Far Gas Acquisitions Corporation	March 29
Apache Canyon Gas, LLC	March 29, May 27, August 27, November 23
Forest City, LLC	March 29, May 27, August 27, November 23
Home Service Solutions Inc.	March 29, May 27, August 27, November 23
Worry Free Service, Inc.	March 29, May 27, August 27, November 23
KLT Energy Services Inc	November 23
KLT Investments Inc.	November 23
Kansas City Power & Light Company	August 26, September 2

ITEM 4. ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

The following securities were acquired, redeemed, or retired during 2004:

Kansas City Power & Light Company

On July 2, 2004, Kansas City Power & Light Company redeemed at maturity, with consideration of $14.5 million, Series C medium term notes (exempt under Rule 42).

On August 2, 2004, Kansas City Power & Light Company redeemed at maturity, with consideration of $4.7 million, Series C medium term notes (exempt under Rule 42).

On August 3, 2004, Kansas City Power & Light Company redeemed at maturity, with consideration of $20.5 million, Series C medium term notes (exempt under Rule 42).

On August 4, 2004, Kansas City Power & Light Company redeemed at maturity, with consideration of $4.8 million, Series C medium term notes (exempt under Rule 42).

On August 26, 2004, Kansas City Power & Light Company redeemed at maturity, with consideration of $10.0 million, Series C medium term notes (exempt under Rule 42).

On July 21, 2004, Kansas City Power & Light Company redeemed $154.6 million 8.3% Junior Subordinated Deferred Interest Debentures. KCPL Financing I used the proceeds from the repayment of the 8.3% Junior Subordinated Deferrable Debentures to redeem the $150.0 million of 8.3% preferred securities (exempt under Rule 42) and the $4.6 million of common securities held by KCP&L.

KCPL Financing I
On July 21, 2004, KCPL Financing I redeemed $150 million of preferred securities (exempt under Rule 42) and $4.6 million of common securities held by Kansas City Power & Light Company.

Innovative Energy Consultants, Inc.
Effective May 6, 2004, IEC purchased from SE Holdings, L.L.C. (SE Holdings) an additional approximate 11.45% of the series of interest issued by CE representing voting and economic interest attributable to SEL, and an additional approximate 32% of the series of interest issued by CE representing voting and economic interest attributable to CE alone. Cash of $90.0 million, including $1.2 million of transaction costs was paid to acquire the interests. In accordance with the purchase terms, a $0.9 million liability was recorded for 2004 fractional dividends to the previous owner for its share of 2004 budgeted Strategic Energy dividends. (exempt under Rule 58)

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

1.     Aggregate investments in persons operating in the retail service area at December 31, 2004.

       None.

2.     Securities owned not included in category 1 at December 31, 2004:
Issuing Company	Type of Security	Shares or Units	Owner's Book Value (thousands)

Kansas City Power & Light Company
Kansas City Power & Light Company Wolf Creek Decommissioning Trust	Trustor of Trust	Note 1	Note 1
PowerTree Carbon Company, LLC	Limited Partnership Interest	1.53%	Note 7

KLT Investments Inc. (owner) (Note 2)
Related Corporate Partners III, L.P. - Series 1 and 2	Limited Partnership Interest	9.90%	$6,869
Lend Lease Institutional Tax Credits VII	Limited Partnership Interest	9.90%	$2,822
Lend Lease Institutional Tax Credits IV	Limited Partnership Interest	9.80%	$1,025
National Corporate Tax Credit Fund III	Limited Partnership Interest	18.36%	$4,478
Columbia Housing Partners Corporate Tax Credit III Limited Partnership	Limited Partnership Interest	11.47%	$2,613
Columbia Housing Partners Corporate Tax Credit IV Limited Partnership	Limited Partnership Interest	6.77%	$1,388
Corporations for Affordable Housing, L.P.	Limited Partnership Interest	9.90%	$2,073
Corporations for Affordable Housing II, L.P.	Limited Partnership Interest	9.90%	$1,712
USA Metropolitan Tax Credit Fund II, L.P.	Limited Partnership Interest	13.20%	$1,823
Missouri Affordable Housing Fund VII, L.P.	Limited Partnership Interest	85.19%	$2,109
National Equity Fund 1992, L.P.	Limited Partnership Interest	0.98%	$157
National Equity Fund 1993, L.P.	Limited Partnership Interest	0.66%	$141
National Equity Fund 1994, L.P.	Limited Partnership Interest	0.66%	$246
National Equity Fund 1995, L.P.	Limited Partnership Interest	2.42%	$871
McDonald Corporate Tax Credit Fund 1994	Limited Partnership Interest	9.17%	$1,557
Missouri Affordable Housing Fund VI, L.P.	Limited Partnership Interest	99.00%	$1,707
Gateway Institutional Tax Credit Fund	Limited Partnership Interest	15.84%	$2,272
Provident Tax Credit Fund II, L.P.	Limited Partnership Interest	12.60%	$1,494
Missouri Affordable Housing Fund IX, L.P.	Limited Partnership Interest	33.14%	$1,716
WNC Institutional Tax Credit Fund II, L.P.	Limited Partnership Interest	24.75%	$1,673
NHT III Tax Credit Fund L.P.	Limited Partnership Interest	24.98%	$875
Lend Lease Missouri Tax Credit Fund I, LLC	Limited Liability Company Interest	99.99%	$644
Dominium Institutional Fund	Limited Partnership Interest	6.00%	$431
Missouri Affordable Housing Fund V, L.P.	Limited Partnership Interest	83.55%	$193
Aurora Family Apartments, L.P.	Limited Partnership Interest	0.01%	$168
Housing Missouri Equity Fund 1994, L.L.C.	Limited Liability Company Interest	23.53%	$102
Boston Capital Corporate Tax Credit Fund I, L.P.	Limited Partnership Interest	0.99%	$156

Issuing Company	Type of Security	Shares or Units	Owner's Book Value (thousands)

Far Gas Acquisitions Corporation (owner) (Note 3)
GNR San Juan Limited Partnership	Limited Partnership Interest	99.00%	$430
Frontier Production Limited Partnership	Limited Partnership Interest	99.00%	$-
Blue Spruce Investments Limited Partnership	Limited Partnership Interest	99.00%	$-

KLT Investments II Inc. (owner) (Note 4)
KCEP I, L.P.	Limited Partnership Interest	1.30%	$820
EnviroTech Investment Fund I Limited Partnership	Limited Partnership Interest	6.36%	$1,516

KLT Energy Services Inc. (owner)
Bracknell Corporation (Note 5)	Common stock	1,133,165	$-

KLT Telecom Inc. (owner)
Signal Sites Incorporated (Note 6)	Participation in promissory note	n/a	$-

Note 1:  A description of the Kansas City Power & Light Company Wolf Creek Decommissioning Trust is contained in Note 1 to the consolidated financial statements of Great Plains Energy Incorporated and Kansas City Power & Light Company included in their combined Annual Report on Form 10-K for the year ended December 31, 2004, (File No's. 001-32206 and 1-707), which is incorporated herein by reference.

Note 2: Nature of business of investments held by KLT Investments Inc. - limited partnership investments in affordable housing partnerships throughout the United States and Puerto Rico.

Note 3: Nature of business of investments held by Far Gas Acquisitions Corporation - limited partnership investments in natural gas producing partnerships that is structured to generate alternative fuel tax credits.

Note 4: Nature of business of investments held by KLT Investments II Inc. - passive investments in venture capital funds.

Note 5: Nature of business of Bracknell Corporation - provided infrastructure services for networks, systems, production facilities and equipment of companies across North America. In November, 2001 Bracknell common stock ceased trading at a last sale price of $0.13 per share. As a result, during 2001, KLT Energy Services Inc. wrote off its investment in Bracknell. It is believed that Bracknell has ceased doing business.

Note 6: Nature of business of Signal Sites Incorporated - Rooftop management agreements with building owners under which Signal Sites may lease or otherwise provide access to wireless service providers for their antennas and other equipment. Signal Sites is an Exempt Telecommunications Company.

Note 7: A capital contribution of $10,000, which was expensed, was made in 2004, bringing the total contribution to $20,000.

KLT Gas Inc. and Forest City, LLC held working and revenue interests in oil, mineral and gas leases in their normal course of business. In 2004, KLT Gas sold substantially all of its natural gas properties and interests. The following is a summary of such interests remaining at December 31, 2004.

Company	Interest Type	Gross Acreage	Net Acreage	State	Acquired From	Owner's Book Value (thousands)

Forest City, LLC	Leasehold	23,201	19,716	Kansas	Private	$0

		23,201	19,716			$0

Forest City, LLC held a proportionately-reduced 1% overriding royalty interest in leasehold interest covering approximately 30,000 net acres in Doniphan and Brown counties in Kansas.

Forest City, LLC held a 7/8th interest in a proportionately-reduced 10% overriding royalty interest (ORRI) in leasehold interests covering approximately 16,137 net acres in Bourbon County, Kansas. In the event of a sale of said leasehold interests the ORRI is replaced by a springing reversionary interest generally equal to 50% of sale proceeds in excess of certain amounts.

Forest City, LLC held a 7/8th interest in a springing reversionary interest generally equal to 50% of sale proceeds in excess of certain amounts in leasehold interests covering approximately 8,238 net acres in Bourbon County, Kansas.

ITEM 6. OFFICERS AND DIRECTORS

Part I
The names, addresses and positions of system company officers and directors at December 31, 2004 are set forth in the following table.

NAME	ADDRESS	POSITION

GREAT PLAINS ENERGY INCORPORATED

Dr. David L. Bodde	Kansas City, MO	D
Michael J. Chesser	Kansas City, MO	CM&CEO
William H. Downey	Kansas City, MO	D,P&COO
Mark A. Ernst	Kansas City, MO	D
Randall C. Ferguson, Jr.	Kansas City, MO	D
William K. Hall	Skokie, IL	D
Luis A. Jimenez	Stamford, CT	D
James A. Mitchell	Longboat Key, FL	D
William C. Nelson	Kansas City, MO	D
Dr. Linda H. Talbott	Kansas City, MO	D
Robert H. West	Kansas City, MO	D
Andrea F. Bielsker*	Kansas City, MO	SVP,CFO&T
Jeanie S. Latz*	Kansas City, MO	EVP&S
Brenda Nolte*	Kansas City, MO	VP
William G. Riggins	Kansas City, MO	GC
Lori A. Wright	Kansas City, MO	C
Michael W. Cline	Kansas City, MO	AT
Mark G. English	Kansas City, MO	AS

NAME	ADDRESS	POSITION

INNOVATIVE ENERGY CONSULTANTS INC.

Michael J. Chesser	Kansas City, MO	P
Mark G. English	Kansas City, MO	S

Note: Statutory close corporation with no board of directors.

GREAT PLAINS POWER INCORPORATED

John J. DeStefano	Kansas City, MO	P
Jeanie S. Latz*	Kansas City, MO	S

Note: Statutory close corporation with no board of directors.

KANSAS CITY POWER & LIGHT COMPANY

Dr. David L. Bodde	Kansas City, MO	D
Michael J. Chesser	Kansas City, MO	CM
William H. Downey	Kansas City, MO	D,P&CEO
Mark A. Ernst	Kansas City, MO	D
Randall C. Ferguson, Jr.	Kansas City, MO	D
William K. Hall*	Skokie, IL	D
Luis A. Jimenez	Stamford, CT	D
James A. Mitchell	Longboat Key, FL	D
William C. Nelson	Kansas City, MO	D
Dr. Linda H. Talbott	Kansas City, MO	D
Robert H. West	Kansas City, MO	D
Andrea F. Bielsker*	Kansas City, MO	SVP,CFO&T
Stephen T. Easley	Kansas City, MO	VP
William P. Herdegen III	Kansas City, MO	VP
Jeanie S. Latz*	Kansas City, MO	S
Nancy J. Moore*	Kansas City, MO	VP
Richard Spring	Kansas City, MO	VP
Lori A. Wright	Kansas City, MO	C
Michael W. Cline	Kansas City, MO	AT
Mark G. English	Kansas City, MO	AS

KANSAS CITY POWER & LIGHT RECEIVABLES COMPANY

Andrea F. Bielsker*	Kansas City, MO	D&P
Orlando Figueroa	New York, NY	D
Jeanie S. Latz*	Kansas City, MO	D
Jacquetta L. Hartman	Kansas City, MO	S&T

WOLF CREEK NUCLEAR OPERATING CORPORATION

Michael J. Chesser	Kansas City, MO	D
James S. Haines	Burlington, KS	D
Donna Jacobs	Burlington, KS	VP
Frank M. Laflin	Burlington, KS	CE

NAME	ADDRESS	POSITION

Mark Larson	Burlington, KS	C&T
Britt McKinney	Burlington, KS	VP
Rick Muench	Burlington, KS	D,P&CEO
Stephen E. Parr	Burlington, KS	D
Matthew W. Sunseri	Burlington, KS	VP
Warren Wood	Burlington, KS	GC&S

HOME SERVICE SOLUTIONS INC.

John J. DeStefano	Kansas City, MO	P&D
William H. Downey	Kansas City, MO	D
Jacquetta L. Hartman	Kansas City, MO	S&T
Jeanie S. Latz*	Kansas City, MO	D

WORRY FREE SERVICE, INC.

Michael W. Cline	Kansas City, MO	D
John J. DeStefano	Kansas City, MO	P&D
Patrice S. Tribble	Kansas City, MO	VP&D
Jacquetta L. Hartman	Kansas City, MO	S&T

KLT INC.

Dr. David L. Bodde	Kansas City, MO	D
Michael J. Chesser	Kansas City, MO	CM
William H. Downey	Kansas City, MO	D
Mark A. Ernst	Kansas City, MO	D
Randall C. Ferguson, Jr.	Kansas City, MO	D
William K. Hall	Skokie, IL	D
David Haydon	Kansas City, MO	P
Luis A. Jimenez	Stamford, CT	D
Jeanie S. Latz*	Kansas City, MO	S
James A. Mitchell	Longboat Key, FL	D
William C. Nelson	Kansas City, MO	D
Dr. Linda H. Talbott	Kansas City, MO	D
Robert H. West	Kansas City, MO	D

KLT INVESTMENTS INC.

Andrea F. Bielsker*	Kansas City, MO	CFO&T
James Gilligan	Kansas City, MO	P
David Haydon	Kansas City, MO	S

Note: Statutory close corporation with no board of directors.

NAME	ADDRESS	POSITION

KLT INVESTMENTS II INC.

Andrea F. Bielsker*	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
David Henriksen	Kansas City, MO	S

Note: Statutory close corporation with no board of directors.

KLT ENERGY SERVICES INC.

Andrea F. Bielsker*	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
David Henriksen	Kansas City, MO	VP&S

Note: Statutory close corporation with no board of directors.

CUSTOM ENERGY HOLDINGS, L.L.C.

Andrea Bielsker*	Kansas City, MO	MC,CFO&T
Michael J. Chesser	Kansas City, MO	CM,P&CEO
Mark G. English	Kansas City, MO	VP&S
Richard Zomnir	Sewickley, PA	MC

STRATEGIC ENERGY, L.L.C.

Andrea F. Bielsker*	Kansas City, MO	MC
Michael J. Chesser	Kansas City, MO	MC
Julie A. Coletti	Pittsburgh, PA	AGC
William H. Downey	Kansas City, MO	MC
Jan Fox	Pittsburgh, PA	VP&GC&S
Trevor Lauer	Pittsburgh, PA	EVP
Shahid Malik	Pittsburgh, PA	P&CEO
Lee McCracken	Pittsburgh, PA	VP
Stephen D. Moritz	Pittsburgh, PA`	VP
Mark W. Lizenbold	Pittsburgh, PA	C
Pat Purdy	Pittsburgh, PA	EVP&COO
Terry Sebben	Pittsburgh, PA	CIO&EVP
Janis Shaw	Pittsburgh, PA	EVP
Andrew Washburn	Pittsburgh, PA	CFO
Richard Zomnir	Sewickley, PA	MC

KLT GAS INC.

Andrea F. Bielsker*	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
David Henriksen	Kansas City, MO	VP&S

Note: Statutory close corporation with no board of directors.

NAME	ADDRESS	POSITION

APACHE CANYON GAS, L.L.C.

Andrea F. Bielsker*	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
David Henriksen	Kansas City, MO	VP&S

Note: Member-managed.

FAR GAS ACQUISITIONS CORPORATION

Andrea F. Bielsker*	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	D&P
David Henriksen	Kansas City, MO	VP&S

FOREST CITY, LLC

Andrea F. Bielsker*	Kansas City, MO	M,CFO&T
David Haydon	Kansas City, MO	M&P
David Henriksen	Kansas City, MO	M,VP&S

FOREST CITY GATHERING, LLC

KLT Gas Inc.	Kansas City, MO	M

Note: Forest City Gathering, LLC was dissolved on January 21, 2005

KLT GAS OPERATING COMPANY

Andrea F. Bielsker*	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
David Henriksen	Kansas City, MO	VP&S

Note: Statutory close corporation with no board of directors.

PATRICK KLT GAS, LLC

Patrick Energy Corp.	Tulsa, OK	M

KLT TELECOM INC.

Andrea F. Bielsker*	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
David Henriksen	Kansas City, MO	VP&S

Note: Statutory close corporation with no board of directors.

NAME	ADDRESS	POSITION

ADVANCED MEASUREMENT SOLUTIONS, INC.

Gregg Clizer	Kansas City, MO	D
James Gilligan	Kansas City, MO	D&T
Joseph Jacobs	Kansas City, MO	D&P
Mark English	Kansas City, MO	S

COPIER SOLUTIONS, LLC

Mark English	Kansas City, MO	S
James Gilligan	Kansas City, MO	T
Joseph Jacobs	Kansas City, MO	M

MUNICIPAL SOLUTIONS, L.L.C.

Gregg Clizer	Kansas City, MO	MC
Mark English	Kansas City, MO	S
James Gilligan	Kansas City, MO	T&MC
Joseph Jacobs	Kansas City, MO	MC

TELEMETRY SOLUTIONS, L.L.C.

Gregg Clizer	Kansas City, MO	MC
Mark English	Kansas City, MO	S
James Gilligan	Kansas City, MO	MC&T
Joseph Jacobs	Kansas City, MO	MC

GREAT PLAINS ENERGY SERVICES INCORPORATED

Michael J. Chesser	Kansas City, MO	P&CEO
Andrea F. Bielsker*	Kansas City, MO	SVP, CFO&T
Jeanie S. Latz*	Kansas City, MO	EVP&S
Brenda Nolte*	Kansas City, MO	VP
William G. Riggins	Kansas City, MO	GC
Lori A. Wright	Kansas City, MO	C
Michael W. Cline	Kansas City, MO	AT
Mark G. English	Kansas City, MO	AS

Note: Statutory close corporation with no board of directors

Positions are indicated above by the following symbols:
AC	--	Assistant Controller
AGC	--	Assistant General Counsel
AS	--	Assistant Secretary
AT	--	Assistant Treasurer
C	--	Controller
CE	--	Chief Engineer
CEO	--	Chief Executive Officer
CFO	--	Chief Financial Officer

CIO	--	Chief Information Officer
CM	--	Chairman
COO	--	Chief Operating Officer
D	--	Director
DCS	--	Director, Customer Services
DP	--	Division President
EVP	--	Executive Vice President
GC	--	General Counsel
GM	--	General Manager
M	--	Manager
MC	--	Management Committee Member
MD	--	Managing Director
P	--	President
S	--	Secretary
SA	--	Service Agent
SVP	--	Senior Vice President
T	--	Treasurer
VP	--	Vice President
VCM	--	Vice Chairman

*Resigned in 2005

Part II
The following is a list, as of December 31, 2004, of all system company officers and directors who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rules

Great Plains Energy Incorporated
William H. Downey	Enterprise Financial Services Corporation, St. Louis, MOo	Director	Rules 70 (a), (e)

Mark A. Ernst	HRB Financial Corporation, Detroit, MI	Director	Rule 70 (b)
	RSM EquiCo, Inc, Costa Mesa, CA	Director	Rule 70 (b)

Robert H. West	Commerce Bancshares, Kansas City, MO	Director	Rule 70 (a)

Kansas City Power & Light Company
William H. Downey	Enterprise Financial Services Corporation, St. Louis, MO	Director	Rules 70 (c), (f)

Mark A. Ernst	HRB Financial Corporation, Detroit, MI	Director	Rule 70 (d)
	RSM EquiCo, Inc., Costa Mesa, CA	Director	Rule 70 (d)

Robert H. West	Commerce Bancshares, Kansas City, MO	Director	Rule 70 (c)

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rules

KLT Inc.
William H. Downey	Enterprise Financial Services Corporation, St. Louis, MO	Director	Rule 70 (c)

Mark A. Ernst	HRB Financial Corporation, Detroit, MI	Director	Rule 70 (d)
	RSM EquiCo, Inc., Costa Mesa, CA	Director	Rule 70 (d)

Robert H. West	Commerce Bancshares, Kansas City, MO	Director	Rule 70 (c)

Home Services Solutions Inc.
William H. Downey	Enterprise Financial Services Corporation, St. Louis, MO	Director	Rule 70 (c)

Strategic Energy, L.L.C.
William H. Downey	Enterprise Financial Services Corporation, St. Louis, MO	Director	Rule 70 (c)

ITEM 6. OFFICERS AND DIRECTORS - Part III.

Information disclosed in the 2005 proxy statement of Great Plains Energy Incorporated and the combined 10-K of Great Plains Energy Incorporated and Kansas City Power & Light Company for the year ended December 31, 2004 (2004 10-K) regarding (i) the compensation of directors and executive officers of system companies; (ii) their interest in the securities of system companies, including options or other rights to acquire securities; (iii) their contracts and transactions with system companies; (iv) their indebtedness to system companies; (v) their participation in bonus and profit-sharing arrangements and other benefits; and (vi) their rights to indemnity is set forth below. Pursuant to the instructions to this Item, the information has been edited to eliminate repetition or duplication and to put related information together, including presenting information in a single set of tables. The information has also been edited to clarify references to system companies.

(a)  The compensation of directors and executive officers of system companies.

Director Compensation.  The directors of Great Plains Energy and KCP&L receive the following compensation for serving on the Boards of Great Plains Energy and KCP&L.

Non-employee directors received an annual retainer of $50,000 in 2004 ($25,000 of which was used to acquire shares of Great Plains Energy common stock through Great Plains Energy's Dividend Reinvestment and Direct Stock Purchase Plan on behalf of each non-employee member of the Board). An additional retainer of $10,000 was paid annually to the lead director. Also, a retainer of $3,000 was paid to those non-employee directors serving as chair of a committee. Attendance fees of $1,000 for each Board meeting and $1,000 for each committee meeting attended were also paid in 2004. Directors may defer the receipt of all or part of the cash retainers and meeting fees.

Great Plains Energy also provides life and medical insurance coverage for each non-employee member of these Boards of Directors. The total premiums paid by Great Plains Energy for this coverage for all participating non-employee directors in 2004 was $30,629.

Executive Compensation

The following table contains executive compensation data for Great Plains Energy's and KCP&L's officers.

SUMMARY COMPENSATION TABLE
Name and Principal Position (a)	Year (b)	Annual Compensation			Long Term Compensation			All Other Compensation ($)(3) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (1) (e)	Awards		Payouts
					Restricted Stock Award(s) ($)(2) (f)	Securities Underlying Options/ SARs (g)	LTIP Payouts ($) (h)

Michael J. Chesser Chairman of the Board and Chief Executive Officer	2004 2003 2002	550,000 137,500 0	495,535 123,750 0	311,436 0 0	0 1,115,813 0	0 0 0	0 0 0	8,734 1,403 0
0
William H. Downey President and Chief Operating Officer, Great Plains Energy	2004 2003 2002	400,000 325,000 260,000	270,292 219,375 78,000	0 0 0	0 1,001,998 0	0 5,249 20,000	0 0 0	27,562 20,764 14,382
4
Richard M. Zomnir (4) President and Chief Executive Officer, Strategic Energy, L.L.C.	2004 2003 2002	388,667 400,000 288,400	310,933 427,840 718,900	0 0 0	0 0 0	0 0 0	0 0 0	45,333 0 0

Andrea F. Bielsker Senior Vice President- Finance, Chief Financial Officer and Treasurer, Great Plains Energy	2004 2003 2002	230,000 220,000 200,000	141,831 132,000 60,000	0 0 0	0 125,626 0	0 2,887 13,000	0 0 0	24,678 22,313 18,569

Jeanie Sell Latz Executive Vice President- Corporate and Shared Services and Secretary, Great Plains Energy	2004 2003 2002	220,000 220,000 210,000	123,531 132,000 63,000	0 0 0	0 125,626 0	0 2,887 13,000	0 0 0	34,429 34,128 29,353

Stephen T. Easley Vice President-Generation Services, KCP&L	2004 2003 2002	225,000 210,000 200,000	116,684 94,500 56,388	0 0 0	0 128,387 0	0 2,449 13,000	0 0 0	11,972 10,737 5,242

William P. Herdegen, III Vice President- Distribution Operations, KCP&L	2004 2003 2002	175,000 175,000 160,000	85,510 78,750 32,000	0 0 0	0 62,481 0	0 2,041 6,000	0 0 0	8,881 8,597 4,682

(1)     While the seven named executive officers receive certain perquisites from the Company, with the exception of Mr. Chesser in 2004, such perquisites did not reach in any of the reported years the threshold for reporting of the lesser of either $50,000 or ten percent of salary and bonus set forth in the applicable rules of the Securities and Exchange Commission.
For 2004, amounts include:
        *     Personal Travel: Chesser-$3,794
        *     Relocation Costs: Chesser-$299,292
        *     Transportation Allowance: Chesser-$7,200
        *     Club Dues: Chesser-$1,150

(2)     The dollar value of restricted stock awards shown in Column (f) above is calculated by multiplying the number of shares awarded by the closing market price of the Great Plains Energy common stock on the date of the grant.
Chesser
        12,135 shares vesting October 1, 2005, 12,135 shares vesting October 1, 2006 and 12,135 shares vesting October 1, 2007; dividend are reinvested with the same restrictions as the restricted stock; value as of December 31, 2004 was $1,102,343.

Downey
         8,825 shares vesting October 1, 2005, 8,825 shares vesting October 1, 2006 and 8,825 shares vesting October 1, 2007; dividend are reinvested with the same restrictions as the restricted stock; value as of December 31, 2004 was $801,693.

(3)     For 2004, amounts include:
        -     Contribution Under the Great Plains Energy Employee Savings Plus Plan: Chesser - $263; Downey -$6,079; Bielsker -$6,142; Latz - $6,137; Easley - $6,150; and Herdegen - $5,250
        -     Flex dollars Under the Flexible Benefits Plan: Chesser-$6,581; Downey - $3,932; Bielsker-$14,027; Latz-$19,527; Easley-$3,997; and Herdegen-$3,542.
        -     Deferred Flex Dollars: Chesser-$1,836; and Downey-$2,535.
        -     Contribution under the Great Plains Energy Employee Savings Plus Plan accruing to the Deferred Compensation Plan: Downey-$4,269; Bielsker-$344; Latz-$344 and Easley-$156.
        -     Above-market interest paid on deferred compensation: Chesser- $54; Downey-$10,747; Bielsker - $4,165; Latz  - $8,421; and Easley-$1,669.
        -     Wellness Program: Herdegen-$89.
        -     2004 Portion of Severance Payments: Zomnir-$45,333 (See Note (4) below)

(4)     Mr. Zomnir entered into a five-year Employment Agreement in 2002 with Strategic Energy, L.L.C. providing for salary, annual bonus and benefits. As set forth in Certain Relationships and Related Transactions of the proxy statement, Mr. Zomnir left the company in 2004. In accordance with his Employment Agreement, Mr. Zomnir will be paid severance payments consisting of two (2) times his annual salary, two (2) times an annual amount of $120,000, a bonus payment prorated through the date of termination and certain other benefits, of which $45,333 was paid in 2004.

AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION/SAR VALUES

Name (a)	Shares Acquired on Exercise (#) (b)	Value Realized ($)(1) (c)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year End ($)
			Exercisable (2) (d)	Unexercisable (d)	Exercisable (2) (e)	Unexercisable (e)
Michael J. Chesser	0	0	0	0	0	0
William H. Downey	0	0	40,000	5,249	202,200	13,385
Andrea F. Bielsker	5,000	24,000	21,000	2,887	107,780	7,362
Jeanie S. Latz	4,000	135,508	29,000	2,887	153,083	7,362
Stephen T. Easley	0	0	19,000	2,449	98,320	6,245
William P. Herdegen, III	0	0	12,000	2,041	60,660	5,205

(1)     For Ms. Latz, includes reinvested dividends that accrued on options.
(2)     Includes stock options of 20,000 shares, 13,000 shares, 13,000 shares, 13,000 shares and 6,000 shares to Mr. Downey, Ms. Bielsker, Ms. Latz, Mr. Easley and Mr. Herdegen, respectively, that became exercisable February 5, 2005.

Employment Arrangement with Mr. Chesser
Pursuant to the terms of an employment arrangement, Michael Chesser, Chairman of the Board of KCP&L, is entitled to receive three times annual salary and bonus if his is terminated without cause prior to his reaching age 63. After age 63, any benefit for termination without cause will be one times annual salary and bonus until age 65. Regarding pension benefits, Mr. Chesser will receive two credited years of service for every one year of service earned. The additional year of service will be paid as a supplemental retirement benefit.

Great Plains Energy Pension Plans
Great Plains Energy has a non-contributory pension plan (the "Great Plains Energy Pension Plan") providing for benefits upon retirement, normally at age 65. In addition, a supplemental retirement benefit is provided for selected executive officers. The following table shows examples of single life option pension benefits (including unfunded supplemental retirement benefits) payable upon retirement at age 65 to the named executive officers:

Average Annual Base Salary for Highest 36 Months	Annual Pension for Years of Service Indicated

	15	20	25	30 or more

150,000	45,000	60,000	75,000	90,000
200,000	60,000	80,000	100,000	120,000
250,000	75,000	100,000	125,000	150,000
300,000	90,000	120,000	150,000	180,000
350,000	105,000	140,000	175,000	210,000
400,000	120,000	160,000	200,000	240,000
450,000	135,000	180,000	225,000	270,000
500,000	150,000	200,000	250,000	300,000
550,000	165,000	220,000	275,000	330,000
600,000	180,000	240,000	300,000	360,000
650,000	195,000	260,000	325,000	390,000
700,000	210,000	280,000	350,000	420,000

Each eligible employee with 30 or more years of credited service, or whose age and years of service add up to 85, is entitled to a total monthly annuity equal to 50% of their average base monthly salary for the period of 36 consecutive months in which their earnings were highest. The monthly annuity will be proportionately reduced if their years of credited service are less than 30 or if their age and years of service do not add up to 85. The compensation covered by the Great Plains Energy

Pension Plan - base monthly salary - excludes any bonuses and other compensation. The Great Plains Energy Pension Plan provides that pension amounts are not reduced by Social Security benefits. The estimated credited years of service for the named executive officers in the Summary Compensation table are as follows:

Credited
Officer	Years of Service

Michael J. Chesser (1)	1 years
William H. Downey	4 years
Andrea F. Bielsker	20 years
Jeanie S. Latz	24 years
Stephen T. Easley	8 years
William P. Herdegen, III	3 years
Richard M. Zomnir (2)	0 years

1)     Pursuant to the terms of an employment agreement, Mr. Chesser will be credited with two years of service for every one year of service earned. The additional year of service will be paid as a supplemental retirement benefit.
2)     Mr. Zomnir does not participate in the Great Plains Energy Pension Plan.

Eligibility for supplemental retirement benefits is limited to executive officers selected by the Compensation and Development Committee of the Board; all the named executive officers, with the exception of Mr. Zomnir, are participants. The total retirement benefit payable at the normal retirement date is equal to 2% of highest average earnings, as shown above, for each year of credited service up to 30 (maximum of 60% of highest average earnings). A liability accrues each year to cover the estimated cost of future supplemental benefits.

The Internal Revenue Code imposes certain limitations on pensions that may be paid under tax qualified pension plans. In addition to the supplemental retirement benefits, the amount by which pension benefits exceed the limitations will be paid outside the qualified plan and accounted for by Great Plains Energy as an operating expense.

Compensation and Development Committee Report on Executive Compensation

The Compensation and Development Committee of the Board of Great Plains Energy is composed of five independent directors and functions as the Compensation Committee of KCP&L. The Compensation and Development Committee sets the executive compensation structure and administers the policies and plans that govern compensation for the executive officers. Executive compensation is consistent with the Great Plains Energy total remuneration philosophy, which provides:

Given Great Plains Energy's strategies in the competitive and demanding energy marketplace, attracting and retaining talent is a top priority. Great Plains Energy is committed to establishing total remuneration levels, which are performance-based, competitive with the energy or utility market for jobs of similar scope to enable the organization to recruit and retain talented personnel at all levels in a dynamic and complex marketplace. This will be established through base salary, benefits and performance-based annual and long-term incentives. The incentive targets will be consistent with current trends in the energy or utility sector and the incentive measures will be appropriately tied to shareholder and customer interests.

Executive compensation for 2004 consisted of base salary, annual incentives. No grants were made under the Great Plains Energy Long-Term Incentive Plan in 2004. The Compensation and Development Committee has not adopted a policy concerning the Internal Revenue Services' rules on the deductibility of compensation in excess of $1,000,000.

       Base Salaries

The Compensation and Development Committee reviews executive officer salaries annually and makes adjustments as warranted. The Compensation and Development Committee benchmarks executive compensation regularly with national compensation surveys. Base salaries for executive officers were established for 2004 on the basis of:

       *     job responsibilities and complexity;
       *     individual performance under established guidelines;
       *     competitiveness for comparable positions in companies of similar size within the industry and general industry; and
       *     sustained performance of the company.

       Annual Incentive Plan

Under the Great Plains Energy Annual Incentive Plan (the "Plan"), executive officers receive incentive compensation based on the achievement of specific corporate and business unit and individual goals. The size of the entire award under the Plan is determined by Great Plains Energy earnings per share. Individual award levels are set as a percentage of the executive officer's base salary. The corporate earnings per share target is subject to an established performance measures at threshold, target and maximum. Payments at target equal 100% of the potential payout for each individual. Performance awards are not paid if the corporate earnings per share performance falls below the threshold level. Corporate earnings per share performance above the annual goal results in payouts above the target level. The entire award is distributed proportionately among participants based on individual award levels and achievement goals. In 2004, corporate earnings per share were at the maximum level and individual awards were earned in the amounts set forth in the Summary Compensation Table.

       Long-Term Incentive Plan

The Great Plains Energy Long-Term Incentive Plan, approved by the shareholders, which provides for grants by the Compensation and Development Committee of stock options, restricted stock, performance shares and other stock-based awards. The Compensation and Development Committee believes that appropriate equity interests in Great Plains Energy by its executive officers more closely aligns the interests of management with shareholders and has established stock ownership guidelines for executive officers based on their level within the organization. Compliance with these guidelines is taken into consideration in determining grants under the Long-Term Incentive Plan. No long-term grants were made in 2004.

       Chief Executive Officer

In determining the base salary for Michael J. Chesser, the Chairman of the Board and Chief Executive Officer of Great Plains Energy, the Compensation and Development Committee considered:

       *     financial performance of the company;
       *     cost and quality of services provided;
       *     leadership in enhancing the long-term value of the company; and
       *     relevant salary data from the utility industry

The Incentive award to Mr. Chesser in 2004 under the Annual Incentive Plan was determined in the same manner as other executive officers.

In determining the base salary for William H. Downey, the President and Chief Executive Officer of Kansas City Power & Light Company, the Compensation and Development Committee considered:

       *     financial performance of the company;
       *     cost and quality of services provided;
       *     leadership in enhancing the long-term value of the company; and
       *     relevant salary data from the utility industry

The Incentive award to Mr. Downey in 2004 under the Annual Incentive Plan was determined in the same manner as other executive officers.

       Strategic Energy Executive Compensation

The base salary for Richard M. Zomnir in 2004 was set by the Management Committee of Strategic Energy, L.L.C. pursuant to an Employment Agreement and reviewed by the Compensation and Development Committee. The Strategic Energy Annual Bonus Program is based on individual goals and budgeted adjusted earnings. If Strategic Energy meets its budgeted adjusted earnings, 100% of the potential payout for each individual is available. Should the company not meet 75% of its budgeted adjusted earnings, no awards will be paid and if the company exceeds 75% of its budgeted adjusted earnings then an additional 2% of each percent of budgeted adjusted earnings above 75% may be paid if the individual meets the individual goals. Strategic Energy met 86.15% of its adjusted earnings goal in 2004, which resulted in a bonus payment ratio of 72.31% of individual target bonus. Mr. Zomnir received the base salary and bonus as set forth in the Summary Compensation Table. Mr. Zomnir did not receive any long-term incentive award in 2004

(b)  The interest of directors and executive officers of system companies in the securities of system companies including options or other rights to acquire securities.

The information set forth in Item 6(a), above, in the tables titled "Summary Compensation Table" and "Aggregated Option/SAR Exercises in the Last Fiscal Year and Fiscal Year-End Option/SAR Values", is incorporated by reference.

The following table shows beneficial ownership of Great Plains Energy's common stock by the named executive officers, directors and all directors and executive officers as of February 5, 2005 (with the exception of shares held in the Employee Savings Plus Plan which are reported as of January 31, 2005). The total of all shares owned by directors and officers represents less than 1% of the outstanding shares of Great Plains Energy's common stock. Management of Great Plains Energy has no knowledge of any person (as defined by the Securities and Exchange Commission) who owns beneficially more than 5% of Great Plains Energy common stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned
Named Executive Officers
Michael J. Chesser	38,889	(1)
William H. Downey	79,923	(1)
Andrea F. Bielsker	27,669	(1)
Jeanie S. Latz	40,991	(1)
Stephen T. Easley	35,133	(1)
William P. Herdegen, III	13,965	(1)
Richard M. Zomnir	0	(2)

Other Directors
David L. Bodde	8,835	(3)
Mark A. Ernst	7,244
Randall C. Ferguson, Jr.	2,957
William K. Hall	10,612
Luis A. Jimenez	3,263
James A. Mitchell	3,845
William C. Nelson	3,601
Linda H. Talbott	9,340
Robert H. West	6,803	(4)
All Great Plains Energy and KCP&L Executive Officers and Directors As A Group (23 persons)	401,637	(1)

(1)     Includes restricted stock and exercisable non-qualified stock options.
        *     Restricted Stock: Chesser - 38,871 shares; Downey - 28,269 shares; Easley - 10,000 shares (awarded February 1, 2005)
        *     Exercisable Non-Qualified Stock Options: Downey - 40,000; Bielsker - 21,000; Latz - 29,000; Easley - 19,000; and Herdegen - 12,000 shares.

(2)     Mr. Zomnir holds a beneficial interest in SE Holdings, L.L.C. At year-end, that company held one unit (.00001%) of each of the Series CE Economic Interest, Series CE Voting Interest, Series SEL Economic Interest and Series SEL Voting Interest issued by Custom Energy Holdings, L.L.C., a subsidiary of Great Plains Energy. See "Certain Relationships and Related Transactions".

(3)     The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee's mother.

(4)     The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee's wife.

Equity Compensation
The Great Plains Energy Long-Term Incentive Plan is an equity compensation plan, approved by its shareholders, which authorizes the issuance of Great Plains Energy stock options, restricted stock, performance shares and other stock-based awards. The following table provides information, as of December 31, 2004, regarding the number of common shares to be issued upon exercise of outstanding options, warrants and rights, their weighted average exercise price, and the number of shares of common stock remaining available for future issuance under the Long-Term Incentive Plan. The table excludes shares issued or issuable under Great Plains Energy's defined contribution savings plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	215,286 (1)	$25.48 (2)	2,223,029
Equity compensation plans not approved by security holders	-	-	-

Total	215,286 (1)	$25.48 (2)	2,223,029

(1)     Includes 19,313 performance shares at target performance levels and options for 195,973 shares of Great Plains Energy common stock outstanding at December 31, 2004.
(2)     The 19,313 performance shares have no exercise price and therefore are not reflected in the weighted average exercise price.

Strategic Energy Phantom Stock Plan
Strategic Energy has a phantom stock plan that provides incentive in the form of deferred compensation based upon the award of performance units, the value of which is related to the increase in profitability of Strategic Energy. The plan was terminated and an insignificant amount of costs were recorded in 2004. Strategic Energy's annual cost for the plan was $4.6 million in 2003, $5.9 million in 2002 respectively.

Stock Options Granted 1995
The exercise price of stock options granted equaled the market price of the Company's common stock on the grant date. An amount equal to the quarterly dividends paid on Great Plains Energy's common stock shares (dividend equivalents) accrues on the options for the benefit of option holders. The option holders are entitled to stock for their accumulated dividend equivalents only if the options are exercised when the market price is above the exercise price. At December 31, 2004, the market price of Great Plains Energy's common stock was $30.28, which exceeded the grant price for all such option still outstanding. Unexercised options expire ten years after the grant date. For options outstanding at December 31, 2004, the grant price was $23.0625 and the remaining contractual life was 0.4 years.

Prior to the adoption of SFAS No. 123 on January 2003, Great Plains Energy followed Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for these options. Great Plains Energy recognized annual compensation expense equal to accumulated and reinvested dividends plus the impact of the change in stock price. These options were fully vested prior to the adoption of SFAS No. 123; therefore, no compensation expense was recognized in 2003 or 2004.

Stock Options Granted 2001- 2003
Stock options were granted under the plan at the fair market value of the shares on the grant date. The options vest three years after the grant date and expire in ten years if not exercised. Exercise prices range from $24.90 to $27.73 and the weighted average remaining contractual life at December 31, 2004 was 6.9 years.

In accordance with the provision of SFAS NO. 123, Great Plains Energy recognized an immaterial amount of compensation expense in 2004 and 2003. Under the provisions of APB Opinion 25, no compensation expense was recognized in 2002 because the option exercise price was equal to the market price of the underlying stock on the date of grant.

The fair value for the stock options granted in 2001 - 2003 was estimated at the date of grant using the Black-Scholes option-pricing model. The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate. The weighted-average assumptions used are in the following table:

	2003	2002	2001

Risk-free interest rate	4.77%	4.57%	5.53%
Dividend Yield	6.88%	7.68%	6.37%
Stock volatility	22.650%	27.503%	25.879%
Expected option life (in years)	10	10	10

All stock option activity for the last three years is summarized below:

	2004		2003		2002
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at January 1	241,898	$ 25.41	397,000	$ 25.21	250,375	$ 25.14
Granted	-	-	27,898	27.73	181,000	24.90
Exercised	(26,000)	24.79	(16,000)	26.19	(34,375)	23.00
Forfeited	(19,925)	25.50	(167,000)	25.26	-	-

Outstanding at December 31	195,973	$ 25.48	241,898	$ 25.41	397,000	$ 25.21
Exercisable as of December 31	75,000	$ 25.43	7,000	$ 21.67	23,000	$ 24.81

* weighted-average price

Performance Shares
The number of performance shares granted may increase or decrease depending on company performance goals as compared to a peer group of utilities, over a three-year vesting period. The issuance of performance shares is contingent upon achievement of these goals. Performance shares have a value equal to the fair market value of the shares on the grant date with accruing dividends. During 2004, 1,431 of the 20,744 performance shares granted in 2003 were forfeited, and at December 31, 2004, 19,313 shares were outstanding. No additional shares were granted in 2004. In accordance with the provisions of SFAS No. 123, compensation expense and accrued dividends are recognized over the vesting period based on the Company's estimate of the number of shares to be issued. The Company recognized an insignificant amount of compensation expense in 2004 and $0.4 million in 2003.

During 2003, all 144,500 performance shares granted in 2001 were canceled. No compensation expense had been recorded related to these performance shares.

Restricted Stock
Restricted stock cannot be sold or otherwise transferred by the recipient prior to vesting and has a value equal to the fair market value of the shares on the grant date. Restricted shares have a value equal to the fair market value of the shares on the grant date. Restricted stock granted in 2004 and 2003 totaled 13,333 and 120,196, respectively. Restricted stock shares issued in 2003 totaling 57,315 vested in 2003 and were issued out of treasury stock; however 54, 436 of these shares were restricted as to transfer until December 31, 2004, but were considered vested under SFAS No. 123 because the employee's right to retain the shares of stock was not contingent upon remaining in the service of the Company and was not contingent upon achievement of performance conditions. The remaining restricted stock shares issued in 2004 and 2003, totaling 76,214, vest on a graded schedule over a three-year period with accruing reinvested dividends. The Company recognized compensation expense of $0.6 million and $1.8 million in 2004 and 2003 respectively.

Certain Relationships and Related Transactions
Great Plains Energy through Innovative Energy Consultants Inc. (IEC) , a subsidiary, completed in May 2004, its purchase from SE Holdings, L.L.C. (SE Holdings) of an additional 11.45% indirect interest in Strategic Energy, L.L.C. (Strategic Energy) for $88.8 million, excluding transaction costs. The purchase increased Great Plains Energy's indirect ownership of Strategic Energy to just under 100%. Richard Zomnir, who resigned as Chief Executive Officer of Strategic Energy in November 2004, and certain other current and former employees of Strategic Energy held direct or indirect interests in SE Holdings. Mr. Zomnir disclosed he held an approximate 25% interest in SE Holdings. SE Holdings now owns less than 1% of Strategic Energy.

A suit for breach of employment contract and violation of the Pennsylvania Wage Payment Collection Act was filed against Strategic Energy, SE Holdings and others on March 23, 2004, in the Court of Common Pleas of Allegheny County, Pennsylvania. SE Holdings and its current owners (including Mr. Zomnir) have agreed to indemnify Strategic Energy and others against any judgment or settlement of the claim that relates to an interest in SE Holdings for approximately $8 million.

(c)  The contracts and transactions of directors and executive officers of system companies with system companies.

The information set forth in Item 6(a) in the section titled "Employment Arrangement with Mr. Chesser", and Item 6(b) in the section titled "Certain Relationships and Related Transactions" is incorporated herein by reference.

Great Plains Energy Severance Agreements

Great Plains Energy has severance agreements ("Severance Agreements") with certain KCP&L executive officers, including the named executives, to ensure their continued service and dedication to and their objectivity in considering on behalf of Great Plains Energy any transaction that would change the control of the Company. Under the Severance Agreements, an executive officer would be entitled to receive a lump-sum cash payment and certain insurance benefits during the three-year period after a Change in Control (or, if later, the three-year period following the consummation of a transaction approved by Great Plains Energy's shareholders constituting a Change in Control) if the officer's employment was terminated by:

*     Great Plains Energy other than for cause or upon death or disability;
*     the executive officer for "Good Reason" (as defined in the Severance Agreements); and
*     the executive officer for any reason during a 30-day period commencing one year after the Change in Control or, if later, commencing one year following consummation of a transaction approved by Great Plains Energy's shareholders constituting a change in control (a "Qualifying Termination").

A Change in Control is defined as:

*     an acquisition by a person or group of 20% or more of the Great Plains Energy common stock (other than an acquisition from or by Great Plains Energy or by a Great Plains Energy benefit plan);
*     a change in a majority of the Board; and
*     approval by the shareholders of a reorganization, merger or consolidation (unless shareholders receive 60% or more of the stock of the surviving Company) or a liquidation, dissolution or sale of substantially all of Great Plains Energy's assets.

Upon a Qualifying Termination, Great Plains Energy must make a lump-sum cash payment to the executive officer of:

*     the officer's base salary through the date of termination;
*     a pro-rated bonus based upon the average of the bonuses paid to the officer for the last five fiscal years;
*     any accrued vacation pay;
*     two or three times the officer's highest base salary during the prior 12 months;
*     two or three times the average of the bonuses paid to the officer for the last five fiscal years;
*     the actuarial equivalent of the excess of the officer's accrued pension benefits including supplemental retirement benefits computed without reduction for early retirement and including two or three additional years of benefit accrual service, over the officer's vested accrued pension benefits; and
*     the value of any unvested Great Plains Energy contributions for the benefit of the officer under the Great Plains Energy Employee Savings Plus Plan.

In addition, Great Plains Energy must offer health, disability and life insurance plan coverage to the officer and his dependents on the same terms and conditions that existed immediately prior to the Qualifying Termination for two or three years, or, if earlier, until the executive officer is covered by equivalent plan benefits. Great Plains Energy must make certain "gross-up" payments regarding tax obligations relating to payments under the Severance Agreements as well as provide reimbursement of certain expenses relating to possible disputes that might arise.

Payments and other benefits under the Severance Agreements are in addition to balances due under the Great Plains Energy Long-Term Incentive Plan and Annual Incentive Plan. Upon a Change in Control (as defined in the Great Plains Energy Long-Term Incentive Plan), all stock options granted in tandem with limited stock appreciation rights will be automatically exercised.

(d)  The indebtedness of directors and executive officers of system companies to system companies.

There is no such information disclosed in the most recent proxy statement and annual report on Form 10-K.

(e)  The participation of directors and executive officers of system companies in bonus and profit-sharing arrangements and other benefits.

The information regarding bonus and profit-sharing arrangements and other benefits contained in Items 6(a), 6(b) and 6(c) is incorporated herein by reference. See also the Exhibits Incorporated by Reference section below.

(f)  The rights of directors and executive officers of system companies to indemnity.

The indemnification agreement forms are referenced in the Exhibits Incorporated by Reference section below.

Exhibits Incorporated by Reference
The following exhibits to reports filed under the Securities Exchange Act of 1934, as amended, were filed with, or are incorporated by reference in the 2004 10-K and are incorporated herein by reference:

1.	Restated Severance Agreement dated January 2000 with certain executive officers (Exhibit 10-e to Form 10-K for the year ended December 31, 2000)
2.	Conforming Amendment to Severance Agreements with certain executive officers (Exhibit 10.1.b to Form 10-Q for the period ended March 31, 2003)
3.	Restricted Stock Agreements pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan effective May 7, 2002 (Exhibits 10.1 and 10.2 to Form 8-K dated February 4, 2005).
4.	Performance Share Agreements pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan effective May 7, 2002 (Exhibits 10.3 and 10.4 to Form 8-K dated February 4, 2005).
5.	Indemnification Agreement with each officer and director (Exhibit 10-f to Form 10-K for the year ended December 31, 1995).
6.	Conforming Amendment to Indemnification Agreement with each officer and direct (Exhibit 10.1.a to Form 10-Q for the period ended March 31, 2003).
7.	Employment Agreement between Strategic Energy, L.L.C. and Richard M. Zomnir dated June 13, 2003 (Exhibit 10.1.h to Form 10-K for the year ended December 31, 2002).
8.

Employment Agreement among Strategic Energy, L.L.C., and Great Plains Energy Incorporated and Shahid J. Malik, dated as of November 10, 2004 (Exhibit 10.1.p to Form 10-K for the year ended December 31, 2004).

9.

Severance Agreement among Strategic Energy, L.L.C., Great Plains Energy Incorporated and Shahid J. Malik, dated as of November 31, 2004 (Exhibit 10.1.q to Form 10-K for the year ended December 31, 2004).

10.	Amended Long-Term Incentive Plan, effective as of May 7, 2002 (Exhibit 10.1.a to Form 10-K for the year ended December 31, 2002).
11.	Great Plains Energy / Kansas City Power & Light Company Annual Incentive Plan 2005 (Exhibit 10.1.f to Form 10-K for the year ended December 31, 2004).
12.	Strategic Energy, L.L.C. Annual Incentive Plan 2005 (Exhibit 10.1.g to Form 10-K for the year ended December 31, 2004).
13.	Great Plains Energy Incorporated Supplemental Executive Retirement Plan, as amended and restated effective October 1, 2003 (Exhibit 10.1.a to Form 10-Q for the period ended September 30, 2003).
14.	Nonqualified Deferred Compensation Plan (Exhibit 10-b to Form 10-Q for the period ended March 31, 2000).
15.	Description of Compensation Arrangements with Directors and Certain Executive Officers (Exhibit 10.1.n to Form 10-K for the period ended December 31, 2004).

ITEM 7. CONTRIBUTION AND PUBLIC RELATIONS

(1) Kansas City Power & Light Company has established a political action committee and has incurred, in accordance with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.

(2) Expenditures, disbursements, or payments, in money, goods or services, directly or indirectly to or for the account of any citizens group, or public relations counsel were as follows during 2004:
Name of Company	Name of Recipient Beneficiary	Purpose	Account Charged		Amount (thousands)

Kansas City Power & Light Company	Greater Kansas City Community Foundation	Community activity	A&G Expense		$247
Kansas City Power & Light Company	Heart of America United Way	Donation	A&G Expense		$211
Kansas City Power & Light Company	Kansas City Downtown Library Fund	Community activity	A&G Expense		$63
Kansas City Power & Light Company	The Greater Kansas City Community Foundation	Community activity	A&G Expense		$50
Kansas City Power & Light Company	YMCA of Greater Kansas City	Community activity	A&G Expense		$50
Kansas City Power & Light Company	Heart of America United Way	Donation	A&G Expense		$50
Kansas City Power & Light Company	Kansas City Harmony	Community activity	A&G Expense		$50
Kansas City Power & Light Company	Friends of the Zoo	Community activity	A&G Expense		$45
Kansas City Power & Light Company	Powell Gardens	Community activity	A&G Expense		$45
Kansas City Power & Light Company	Bridging the Gap	Community activity	A&G Expense		$40
Kansas City Power & Light Company	University of Missouri-Kansas City	Community activity	A&G Expense		$40
Kansas City Power & Light Company	Greater Kansas City Community Foundation	Community activity	A&G Expense		$30
Kansas City Power & Light Company	Charter School Partnership Fund	Community activity	A&G Expense		$25
Kansas City Power & Light Company	Local Investment Commission	Community activity	A&G Expense		$25
Kansas City Power & Light Company	Initiative for a Competitive inner City-Kansas City	Community activity	A&G Expense		$25
Kansas City Power & Light Company	Greater Kansas City Community Foundation	Community activity	A&G Expense		$25
Kansas City Power & Light Company	Junior Achievement Middle America	Community activity	A&G Expense		$25
Kansas City Power & Light Company	Heart of America: A Journey Fourth	Community activity	A&G Expense		$20
Kansas City Power & Light Company	Mid America Assistance Coalition	Community activity	A&G Expense		$20
Kansas City Power & Light Company	American Royal Association	Community activity	A&G Expense		$15
Kansas City Power & Light Company	Heart of America Council	Community activity	A&G Expense		$15
Kansas City Power & Light Company	Minority Supplier Council	Community activity	A&G Expense		$10
Kansas City Power & Light Company	Kansas City Repertory Theatre	Community activity	A&G Expense		$10
Kansas City Power & Light Company	Kansas City Harmony	Community activity	A&G Expense		$10
Kansas City Power & Light Company	Christmas Match Program	Donation	A&G Expense		$10
Kansas City Power & Light Company	American Red Cross	Community activity	A&G Expense		$10
Kansas City Power & Light Company	Ronald McDonald House	Community activity	A&G Expense		$10
				$
Kansas City Power & Light Company	Less than $10,000 -245 beneficiaries	Community activities & Donations	A&G Expense		$399
Strategic Energy, L.L.C.	Crossroads Foundation	Donation	A&G Expense		$50
Strategic Energy, L.L.C.	Less than $10,000 - 5 beneficiaries	Donation	A&G Expense		$3

       Excludes contributions and public relations expenditures reported on Form U-13-60.

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies during 2004 are as follows:
Transaction	Serving Company	Receiving Company	Compensation (thousands)

Misc. services & materials	Kansas City Power & Light Company	Great Plains Power Incorporated (Note 1)	$5
Misc. services & materials	Kansas City Power & Light Company	Home Service Solutions Inc. (Note 2)	$1

Misc. services & materials	Kansas City Power & Light Company	Worry Free Service, Inc. (Note 2)	$89
Misc. services & materials	Kansas City Power & Light Company	Great Plains Energy Services Incorporated (Note 4)	$6,038

Misc. services & materials	Worry Free Service, Inc.	Kansas City Power & Light Company (Note 1)	$12
Misc. services & materials	Wolf Creek Nuclear Operating Corporation	Kansas City Power & Light Company (Note 3)	$95,382
Misc. services & materials	Kansas City Power & Light Company	Kansas City Power & Light Receivables Company (Note 5)	$246

Operational and administrative services	KLT Gas Inc.	Subsidiaries of KLT Gas Inc. (Note 1)	$17

Note 1: Provided under informal arrangements during 2004.

Note 2: Provided under contracts dated September 4, 1998, in effect as of December 31, 2004.

Note 3: Under an agreement dated April 14, 1986, Wolf Creek Nuclear Operating Corporation ("WCNOC") operates solely as agent for the owners of the Wolf Creek Generating Station, including Kansas City Power & Light Company ("KCP&L"). KCP&L directly pays for its 47% share of the costs to operate, maintain, and repair the Station by transferring funds to a joint bank account held by the owners of the Station. WCNOC, as agent for the owners, disburses funds from the account to pay its employees and invoices from third parties. During 2004, KCP&L transferred $95.4 million to the joint bank account. The April 14, 1986 agreement was in effect as of December 31, 2004.

Note 4:  Use of assets and facilities provided by Kansas City Power & Light Company to Great Plains Energy Services Incorporated pursuant to a facilities use agreement dated as of April 1, 2003, and in effect as of December 31, 2004. Provision of such services was authorized by the Commission File No. 70-10064 (HCAR 27662).

Note 5:  Provided under the Ancillary Services Agreement dated October 29, 1999 and the Receivables Sale Agreement dated October 29, 1999, in effect as of December 31, 2004.

Part II. Contracts to purchase services or goods during 2004 from any affiliate (other than a System company) or from a company in which any officer or director of the receiving company is a partner or owns 5 percent of more of any class of equity securities.

None.

Part III. Employment in 2004 of any other person for the performance on a continuing basis of management, supervisory or financial advisory services.

Great Plains Energy entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as of January 1, 2004, for services regarding financial advisory and investment banking services. The compensation for certain specified transactions will be based on fees paid to major investment banks for similar transactions in similar circumstances. Great Plains Energy will reimburse reasonable out-of-pocket expenses incurred in connection with Merrill Lynch activities under the agreement. There were no payments under this agreement in 2004.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

None.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the SEC and are incorporated herein by reference and made a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.
Exhibit Designation	Description of Exhibit

A-1*	Combined Annual Reports of Great Plains Energy Incorporated and of Kansas City Power & Light Company on Form 10-K for the year ended December 31, 2004. (File Nos. 1-707 and 001-32206)

B-1*	Articles of Incorporation of Great Plains Energy Incorporated dated March 13, 2001 (Exhibit 3.i to Form 8-K filed October 1, 2001, File No. 000-33207)

B-2*	Bylaws of Great Plains Energy Incorporated as amended and in effect on September 16, 2003 (Exhibit 3.1 to Form 10-Q for quarter ended September 30, 2003, File Nos. 001-00707 and 000-33207)

B-3*	Articles of Incorporation of Innovative Energy Consultants, Inc. dated June 21, 2002 (Exhibit B-3 to Form U5S for the year ended December 31, 2002)

B-4*	Amended and Restated Bylaws of Innovative Energy Consultants, Inc. dated October 14, 2003 (Exhibit B-4 to Form U5S for the year ended December 31, 2003)

B-5*	Restated Articles of Consolidation of Kansas City Power & Light Company, as amended October 1, 2001 (Exhibit 3-(i) to Form 10-Q for quarter ended September 30, 2001, File No. 001-00707)

B-6*	Bylaws of Kansas City Power & Light Company, as amended and in effect on September 16, 2003 (Exhibit 3.2 to Form 10-Q for the quarter ended September 30, 2003, File Nos. 001-00707 and 000-33207)

B-7*	Amended Articles Accepting Close Corporation dated July 9, 2002 of Great Plains Power Incorporated (Exhibit B-7 to Form U5S for the year ended December 31, 2002)

B-8*	Amended and Restated Bylaws dated October 14, 2003 of Great Plains Power Incorporated (Exhibit B-8 to Form U5S for the year ended December 31, 2003)

B-9*	Articles of Incorporation as amended February 4, 2000 of Kansas City Power & Light Receivables Company (Exhibit B-7 to Form U5S/A for the year ended December 31, 2001)

B-10*	Amended and Restated Bylaws of Kansas City Power & Light Receivables Company dated November 13, 2003 (Exhibit B-10 to Form U5S for the year ended December 31, 2003)

B-11*	Amended and Restated Certificate of Incorporation dated December 30, 1993 of Wolf Creek Nuclear Operating Corporation (Exhibit B-9 to Form U5S/A for the year ended December 31, 2001)

B-12*	Bylaws as amended December 1, 1993 of Wolf Creek Nuclear Operating Corporation (Exhibit B-10 to Form U5S/A for the year ended December 31, 2001)

B-13*	Certificate of Amendment to Articles of Incorporation of Home Service Solutions Inc. (Exhibit B-11 to Form U5S/A for the year ended December 31, 2001)

B-14*	Bylaws dated May 7, 1998 of Home Service Solutions, Inc. (Exhibit B-12 to Form U5S/A for the year ended December 31, 2001)

B-15*	Certificate of Amendment to Articles of Incorporation of Worry Free Service, Inc. (Exhibit B-13 to Form U5S/A for the year ended December 31, 2001)

B-16*	Bylaws dated January 29, 1997 of Worry Free Service, Inc. (Exhibit B-14 to Form U5S/A for the year ended December 31, 2001)

B-17*	Articles of Incorporation, with amendments, of KLT Inc. (Exhibit B-83 to Form U5S/A for the year ended December 31, 2001)

B-18*	Bylaws of KLT Inc., as amended through September 16, 2003 (Exhibit B-18 to Form U5S for the year ended December 31, 2003)

B-19*	Amended Articles Accepting Close Corporation Law dated May 22, 2000 of KLT Investments Inc. (Exhibit B-85 to Form U5S/A for the year ended December 31, 2001)

B-20*	Amended and Restated Bylaws of KLT Investments Inc. dated October 31, 2003 (Exhibit B-20 to Form U5S for the year ended December 31, 2003)

B-21*	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Investments II Inc. (Exhibit B-87 to Form U5S/A for the year ended December 31, 2001)

B-22*	Amended and Restated Bylaws of KLT Investments II Inc. dated October 31, 2003 (Exhibit B-22 to Form U5S for the year ended December 31, 2003)

B-23*	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Energy Services Inc. (Exhibit B-91 to Form U5S/A for the year ended December 31, 2001)

B-24*	Bylaws of KLT Energy Services Inc., as amended through October 31, 2003 (Exhibit B-24 to Form U5S for the year ended December 31, 2003)

B-25*	Certification of Formation, with amendments, of Custom Energy Holdings, LLC (Exhibit B-93 to Form U5S/A for the year ended December 31, 2001)

B-26*	Second Amended and Restated Limited Liability Company Agreement dated July 26, 2002 of Custom Energy Holdings, LLC (Exhibit B-53 to Form U5S for the year ended December 31, 2002)

B-27*	Amendment No. 1 dated March 25, 2003 to the Second Amended and Restated Limited Liability Agreement of Custom Energy Holdings, LLC (Exhibit B-54 to Form U5S for the year ended December 31, 2002)

B-28*	Certificate of Formation dated September 24, 1998 of Strategic Energy, LLC (Exhibit B-95 to Form U5S/A for the year ended December 31, 2001)

B-29*	Amended and Restated Limited Liability Company Agreement of Strategic Energy, LLC (Exhibit B-96 to Form U5S/A for the year ended December 31, 2001)

B-30*	Amendment No. 1 dated April 27, 2001 to the Amended and Restated Limited Liability Company Agreement of Strategic Energy, L.L.C. (Exhibit B-30 to Form U5S for the year ended December 31, 2003)

B-31*	Amendment No. 2 dated March 25, 2003 to the Amended and Restated Limited Liability Company Agreement of Strategic Energy, LLC (Exhibit B-57 to Form U5S for the year ended December 31, 2002)

B-32*	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Gas Inc. (Exhibit B-97 to Form U5S/A for the year ended December 31, 2001)

B-33*	Amended and Restated Bylaws of KLT Gas Inc. dated October 31, 2003 (Exhibit B-33 to Form U5S for the year ended December 31, 2003)

B-34*	Certificate of Formation dated December 19, 1995 of Apache Canyon Gas, LLC (Exhibit B-99 to Form U5S/A for the year ended December 31, 2001)

B-35*	Second Amended and Restated Operating Agreement dated October 31, 2003 of Apache Canyon Gas, LLC (Exhibit B-35 to Form U5S for the year ended December 31, 2003)

B-36	Third Amendment and Restated Operating Agreement dated February 8, 2005 of Apache Canyon Gas, LLC

B-37*	Articles of Incorporation, with amendments, of Far Gas Acquisition Corporation (Exhibit B-101 to Form U5S/A for the year ended December 31, 2001)

B-38*	Amended and Restated Bylaws of Far Gas Acquisition Corporation dated February 23, 2004 (Exhibit B-37 to Form U5S for the year ended December 31, 2003)

B-39*	Certificate of Formation dated May 31, 2001 of Forest City, LLC (Exhibit B-103 to Form U5S/A for the year ended December 31, 2001)

B-40*	Limited Liability Company Agreement dated May 31, 2001 of Forest City, LLC (Exhibit B-104 to Form U5S/A for the year ended December 31, 2001)

B-41*	Certificate of Formation of Forest City Gathering, LLC (Exhibit B-105 to Form U5S/A for the year ended December 31, 2001)

B-42*	Limited Liability Company Agreement dated August 3, 2001 of Forest City Gathering, LLC (Exhibit B-106 to Form U5S/A for the year ended December 31, 2001)

B-43	Certificate of Cancellation of Forest City Gathering, LLC dated January 18, 2005

B-44*	Articles of Incorporation for a Close Corporation dated May 20, 1999 of KLT Gas Operating Company (Exhibit B-107 to Form U5S/A for the year ended December 31, 2001)

B-45*	Amended and Restated Bylaws of KLT Gas Operating Company dated October 31, 2003 (Exhibit B-43 to Form U5S for the year ended December 31, 2003)

B-46*	Certificate of Limited Liability Company of Patrick KLT Gas, LLC (Exhibit B-109 to Form U5S/A for the year ended December 31, 2001)

B-47*	Members Agreement/Operating Agreement of Patrick KLT Gas, LLC (Exhibit B-110 to Form U5S/A for the year ended December 31, 2001)

B-48*	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Telecom Inc. (Exhibit B-111 to Form U5S/A for the year ended December 31, 2001)

B-49*	Amended and Restated Bylaws of KLT Telecom Inc. dated October 31, 2003 (Exhibit B-47 to Form U5S for the year ended December 31, 2003)

B-50*	Certificate of Incorporation, with amendments, of Advanced Measurement Solutions, Inc. (Exhibit B-113 to Form U5S/A for the year ended December 31, 2001)

B-51*	Bylaws dated June 5, 1997 of Digital Systems Engineering, Inc. (now known as Advanced Measurement Solutions, Inc.) (Exhibit B-114 to Form U5S/A for the year ended December 31, 2001)

B-52*	Certificate of Organization Limited Liability Company dated May 12, 1998 of Copier Solutions, LLC (Exhibit B-115 to Form U5S/A for the year ended December 31, 2001)

B-53*	Operating Agreement dated June 2, 1998 of Copier Solutions, LLC (Exhibit B-116 to Form U5S/A for the year ended December 31, 2001)

B-54*	Certificate of Formation, with amendments, of Municipal Solutions, Inc. (Exhibit B-118 to Form U5S/A for the year ended December 31, 2001)

B-55*	Limited Liability Company Agreement dated January 9, 1997 of Municipal Solutions, LLC (Exhibit B-119 to Form U5S/A for the year ended December 31, 2001)

B-56*	Certificate of Formation, with amendments, of Telemetry Solutions, LLC (Exhibit B-120 to Form U5S/A for the year ended December 31, 2001)

B-57*	Limited Liability Company Agreement dated January 9, 1997 of Telemetry Solutions, LLC (Exhibit B-121 to Form U5S/A for the year ended December 31, 2001)

B-58*	Articles of Incorporation of Great Plains Energy Services Incorporated dated April 1, 2003 (Exhibit B-56 to Form U5S for the year ended December 31, 2003)

B-59*	Amended and Restated By-Laws of Great Plains Energy Incorporated dated October 14, 2003 (Exhibit B-57 to Form U5S for the year ended December 31, 2003)

B-60*	Certificate of Trust of KCPL Financing I dated as of December 10, 1996 (Exhibit B-58 to Form U5S for the year ended December 31, 2003)

B-61	Certificate of Cancellation of KCPL Financing I dated February 28, 2005

B-62*	Certificate of Trust of KCPL Financing II dated as of December 10, 1996 (Exhibit B-59 to Form U5S for the year ended December 31, 2003)

B-63*	Certificate of Trust of KCPL Financing III dated as of December 10, 1996 (Exhibit B-60 to Form U5S for the year ended December 31, 2003)

B-64*	Great Plains Energy Incorporated Long-Term Incentive Plan (Exhibit 10.1.a to Form 10-K for the year ended December 31, 2002, File No. 0-33207)

B-65*	Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1 to Form 8-K dated February 4, 2005)

B-66*	Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.2 to Form 8-K dated February 4, 2005)

B-67*	Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.3 to Form 8-K dated February 4, 2005)

B-68*	Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.4 to Form 8-K dated February 4, 2005)

B-69*	Resolution of Board of Directors Establishing 3.80% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-R to Registration Statement, Registration No. 2-40239)

B-70*	Resolution of Board of Directors Establishing 4.50% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-T to Registration Statement, Registration No. 2-40239)

B-71*	Resolution of Board of Directors Establishing 4.20% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-U to Registration Statement, Registration No. 2-40239)

B-72*	Resolution of Board of Directors Establishing 4.35% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-V to Registration Statement, Registration No. 2-40239)

C-1*

Pledge Agreement, dated June 14, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Collateral Agent, Custodial Agent and Securities Intermediary and BNY Midwest Company, as Purchase Contract Agent (Exhibit 4.2 to Form 8-A/A, dated June 14, 2004)

C-2*	Indenture, dated June 1, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A, dated June 14, 2004)

C-3*	First Supplemental Indenture, dated June 14, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A, dated June 14, 2004)

C-4*	Form of Income PRIDES (included in Exhibit 4.1 to Form 8-A/A, dated June 14, 2004, as Exhibit A thereto)

C-5*

General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4-bb to Form 10-K for the year ended December 31, 1986, File No. 001-00707)

C-6*	Fourth Supplemental Indenture dated as of February 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-y to Form 10-K for year ended December 31, 1991, File No. 001-00707)

C-7*	Fifth Supplemental Indenture dated as of September 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-a to Form 10-Q for the quarter ended September 30, 1992, File No. 001-00707)

C-8*	Seventh Supplemental Indenture dated as of October 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4-a to Form 10-Q for the quarter ended September 30, 1993, File No. 001-00707)

C-9*	Eighth Supplemental Indenture dated as of December 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4 to Registration Statement, Registration No. 33-51799)

C-10*	Ninth Supplemental Indenture dated as of February 1, 1994, to Indenture dated as of December 1, 1986 (Exhibit 4-h to Form 10-K for year ended December 31, 1993, File No. 001-00707)

C-11*

Indenture for Medium-Term Note Program dated as of February 15, 1992, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-bb to Registration Statement, Registration No. 33-45736)

C-12*

Indenture for $150 million aggregate principal amount of 6.50% Senior Notes due November 15, 2011 and $250 million aggregate principal amount of 7.125% Senior Notes due December 15, 2005 dated as of December 1, 2000, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-a to Report on Form 8-K dated December 18, 2000)

C-13*

Indenture for $225 million aggregate principal amount of 6.00% Senior Notes due 2007, Series B, dated March 1, 2002 between The Bank of New York and Kansas City Power & Light Company (Exhibit 4.1.b to Form 10-Q for the period ended March 31, 2002)

C-14*

Amended and Restated Lease dated as of October 12, 2001 between Kansas City Power & Light Company and Wells Fargo Bank Northwest, National Association (Exhibit 10.2.d to Form 10-K for year ended December 31, 2001, File No. 001-00707)

C-15*

Promissory Note dated March 31, 1999, due October 1, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $2,090,419 (Exhibit C-27 to Form U5S/A for the year ended December 31, 2001)

C-16*

Promissory Note dated March 21, 1997, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $6,712,389 (Exhibit C-33 to Form U5S/A for the year ended December 31, 2001)

C-17*

Promissory Note dated January 29, 1998, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $8,613,347 (Exhibit C-34 to Form U5S/A for the year ended December 31, 2001)

C-18*

Promissory Note dated March 30, 1999, due October 1, 2008, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $5,547,350 (Exhibit C-35 to Form U5S/A for the year ended December 31, 2001)

C-19*

Promissory Note dated January 29, 1998, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $1,540,161 (Exhibit C-33 to Form U5S for the year ended December 31, 2002)

C-20*

Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and John Hancock Life Insurance Company relating to certain promissory notes issued by KLT Investments Inc., including the promissory notes included in Exhibits C-21 through C-31, and C-33 through C-35 (Exhibit C-36 to Form U5S/A for the year ended December 31, 2001)

C-21*

Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and Community Reinvestment Fund, Inc., made as of October 1, 2001, relating to the promissory note included in Exhibit C-32 (Exhibit C-37 to Form U5S/A for the year ended December 31, 2001)

C-22*

Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and Kansas City Power & Light Company, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and Kansas City Power & Light Company (Exhibit C-40 to Form U5S/A for the year ended December 31, 2001)

C-23*

Facilities Use Agreement by and between St. Joseph Light & Power Company and Kansas City Power & Light Company for Access by Kansas City Power & Light Company to the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-41 to Form U5S/A for the year ended December 31, 2001)

C-24*

Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and Kansas City Power & Light Company for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-42 to Form U5S/A for the year ended December 31, 2001)

C-25*	Equipment Sublease Agreement among City of Burlington, Kansas and Kansas City Power & Light Company dated as of December 1, 1993 (Exhibit C-48 to Form U5S for the year ended December 31, 2002)

C-26*	Equipment Sublease Agreement among City of LaCygne, Kansas and Kansas City Power & Light Company dated as of February 1, 1994 (Exhibit C-49 to Form U5S for the year ended December 31, 2002)

C-27*	Equipment Sublease Agreement among City of Burlington, Kansas and Kansas City Power & Light Company dated as of August 1, 1998 (Exhibit C-50 to Form U5S for the year ended December 31, 2002)

D-1*	Tax Allocation Agreement among Great Plains Energy Incorporated and subsidiaries, dated as of October 1, 2001 (Exhibit D-1 to Form U5S/A for the year ended December 31, 2001)

D-2*	Amendment to Tax Allocation Agreement among Great Plains Energy Incorporated and subsidiaries, effective as of October 1, 2001 (Exhibit D-2 to Form U5S/A for the year ended December 31, 2001)

D-3*

State Tax Return Addendum to Tax Allocation Agreement among Great Plains Energy Incorporated and Subsidiaries, effective as of October 1, 2001 (Exhibit D-3 to Form U5S for the year ended December 31, 2002)

E-1*	KCP&L Employee Electrical Appliance and Computer Sales Program (Exhibit E-1 to Form U5S/A for the year ended December 31, 2001)

E-2*	KCP&L Residential Heating and Cooling Systems Program (Exhibit E-2 to Form U5S for the year ended December 31, 2004)

E-3	Electric Kansas Supplemental 2004 Annual Report to the State of Kansas State Corporation Commission for the year ending December 31, 2004 of Kansas City Power & Light Company (filed on Form SE)

E-4	Electric Utility Annual Report of Wolf Creek Nuclear Operating Corporation to the State of Kansas State Corporation Commission for the year ending December 31, 2003 (filed on Form SE)

F-1	Consolidating Financial Statements of Great Plains Energy Incorporated for the year ended December 31, 2004. (Filed pursuant to Rule 104(b)).

F-2	Statement of Owners' Assets and Statement of Expenses of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2004.

F-3	Classified plant accounts and related depreciation and amortization reserve schedules included in the FERC Form No.1 of Kansas City Power & Light Company.

F-4	Classified plant accounts and related depreciation and amortization reserve schedules included in the FERC Form No.1 of Wolf Creek Nuclear Operating Corporation.

F-5	Chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2004.

SIGNATURE

Great Plains Energy Incorporated, a registered holding company, has duly caused this annual report for the year ended December 31, 2004, to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Great Plains Energy Incorporated

/s/ Lori A. Wright

Lori A. Wright
Controller

April 29, 2005